Exhibit 99.3

GFL Environmental Inc.

Consolidated Financial Statements

For the year ended December 31, 2021

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto ON M5H 2S5

Tel 416-777-8500

Fax 416-777-8818

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GFL Environmental Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GFL Environmental Inc. (the Company) as of December 31, 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the adjustment described in Note 14 and Note 15 that was applied to amend the 2020 consolidated financial statements to correct an error. We have also audited the adjustments to retrospectively apply the change in segment composition, as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 10, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

GFL Environmental Inc.: February 10, 2022

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value measurement of acquired intangible assets and acquired landfill assets

As discussed in note 3 to the consolidated financial statements, the Company acquired 46 businesses during 2021 for total purchase consideration of $2,358.4 million, including intangible assets of $716.9 million and property and equipment of $1,001.1 million. As discussed in note 6, property and equipment included landfill assets from acquisitions via business combinations of $382.5 million. As discussed in note 2, the determination of the fair value of the acquired intangible assets and acquired landfill assets requires the Company to make significant estimates and assumptions, which include, among others, future expected cash flows and discount rate.

We identified the evaluation of the fair value measurement of acquired intangible assets and acquired landfill assets as a critical audit matter. Specifically, the assessment of certain future expected cash flows and the determination of the discount rates to be applied to the cash flows involved a high degree of subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s acquisition date valuation process. This included controls related to the determination of the estimated future expected cash flows attributable to the intangible assets and landfill assets, and the discount rates to be applied to the future expected cash flows. To assess the Company’s ability to estimate the future expected cash flows, we compared the Company’s historical forecasts to actual results for previous acquisitions and evaluated the consistency of future expected cash flows across a selection of acquisitions. For a certain acquisition, we compared the future expected cash flows to historical results for that entity, the Company’s historical consolidated cash flows, and publicly available market data. In addition, for that certain acquisition, we involved valuation professionals with specialized skills and knowledge who assisted in:

- evaluating the discount rate to be applied to the future expected cash flows associated with the acquisition by developing an independent range of discount rates using publicly available market data

- reconciling the discount rates to be applied to the future expected cash flows for acquired intangible assets and acquired landfill assets to the weighted average returns on net assets and internal rates of return.

For a selection of other acquisitions, we evaluated the consistency of discount rates applied across acquisitions.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2021.

Toronto, Canada

February 10, 2022

GFL Environmental Inc.: February 10, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GFL Environmental Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited GFL Environmental Inc.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, GFL Environmental Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated February 10, 2022 expressed an unqualified opinion on those consolidated financial statements.

As indicated under the heading Management’s Annual Report on Internal Control Over Financial Reporting in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021, management’s evaluation of internal control over financial reporting excluded the internal control activities of businesses acquired in 2021, which are included in the 2021 consolidated financial statements of the Company and represented approximately 6.0% of consolidated total revenue for the year ended December 31, 2021 and 15.8% of consolidated total assets as of December 31, 2021.  Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the businesses acquired in 2021.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Annual Report on Internal Control Over Financial Reporting in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2021. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in

GFL Environmental Inc.: February 10, 2022

accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 10, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
GFL Environmental Inc.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to apply the changes in segment composition discussed in Note 2 and correct an error discussed in Notes 14 and 15 to the consolidated financial statements, the consolidated statement of financial position of GFL Environmental Inc. and subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements") (the 2020 financial statements before the effects of the retrospective adjustments to apply the changes to segment composition  discussed in Note 2 and correct an error discussed in Notes 14 and 15 to the financial statements are not presented herein). In our opinion, the 2020 financial statements, before the effects of the retrospective adjustments to apply the changes to segment composition discussed in Note 2 and correct an error as discussed in Notes 14 and 15 to the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and its financial performance and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to apply the changes in segment composition discussed in Note 2 and correct an error discussed in Notes 14 and 15 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the 2020 audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the 2020 financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Intangible Assets Acquired in Business Combinations – Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Company acquired fifteen solid waste management businesses and seven liquid waste management businesses and recognized the assets acquired and liabilities assumed at their acquisition-date fair values, including intangible assets, which required management to make significant estimates and assumptions.

While there are many estimates that management make to determine the fair value of intangible assets at the time of acquisition, the estimates with the highest degree of subjectivity are the forecasts of future cash flows and discount rates.  Audit procedures to evaluate these estimates related to four of the business acquisitions required a high degree of auditor judgement and an increased extent of effort, including the need to involve a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures on the forecasts of future cash flows and discount rates used to estimate the fair values of the intangible assets acquired related to four of the business acquisitions included the following, among others:

●	Assessed the reasonableness of management forecasts of future cash flows by comparing the projections to historical results as well as other relevant internal and external information, including industry reports.
●	With the assistance of fair value specialists, we evaluated the reasonableness of the discount rates used by:
o	Testing the source information underlying the determination of the discount rates and testing the mathematical accuracy of the calculation
o	Reviewing relevant internal and external information, including analyst and industry reports, to assess the reasonability of the selected discount rates
o	Developing a range of independent rates and comparing those to the discount rates used by management.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 25, 2021

We began serving as the Company’s auditor in 2009. In 2021 we became the predecessor auditor.

GFL Environmental Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

		Year ended December 31,
	Notes	2021	2020
Revenue	16	$5,525.5	$4,196.2
Expenses
Cost of sales		4,997.9	4,006.1
Selling, general and administrative expenses		591.9	508.4
Interest and other finance costs	11	434.1	597.6
Deferred purchase consideration		—	2.0
Loss on sale of property and equipment		1.9	4.6
Loss (gain) on foreign exchange		16.2	(37.3)
Mark-to-market loss on Purchase Contracts	13	349.6	449.2
Impairment and other charges	5	—	21.4
Gain on divestiture	7	(153.3)	—
		6,238.3	5,552.0
Loss before income taxes		(712.8)	(1,355.8)
Current income tax expense		23.9	1.3
Deferred tax recovery		(129.9)	(254.7)
Income tax recovery	14	(106.0)	(253.4)
Net loss		(606.8)	(1,102.4)

Items that may be subsequently reclassified to net loss
Currency translation adjustment		(9.1)	(227.5)
Reclassification to net loss of fair value movements on cash flow hedges, net of tax		(4.4)	(13.1)
Fair value movements on cash flow hedges, net of tax		1.3	1.8
Other comprehensive loss		(12.2)	(238.8)
Total comprehensive loss		$(619.0)	$(1,341.2)

Loss per share
Basic and Diluted	15	$(1.83)	$(3.10)

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	December 31, 2021	December 31, 2020
Assets
Cash		$190.4	$27.2
Trade and other receivables, net	4	1,134.7	867.3
Prepaid expenses and other assets	5	170.6	133.7
Current assets		1,495.7	1,028.2

Property and equipment, net	6	6,010.6	5,074.8
Intangible assets, net	7	3,330.0	3,093.4
Other long-term assets	9	36.3	33.2
Goodwill	7	7,501.1	6,500.4
Non-current assets		16,878.0	14,701.8
Total assets		18,373.7	15,730.0

Liabilities
Accounts payable and accrued liabilities	8	1,319.7	1,014.8
Income taxes payable		25.8	9.1
Long-term debt	10	17.2	4.6
Lease obligations	12	50.9	37.5
Due to related party	22	12.8	12.8
Tangible equity units	13	56.9	59.2
Landfill closure and post-closure obligations	9	39.1	55.3
Current liabilities		1,522.4	1,193.3

Long-term debt	10	7,961.8	6,161.5
Lease obligations	12	257.4	153.7
Other long-term liabilities		41.0	37.2
Due to related party	22	18.0	30.8
Deferred income tax liabilities	14	723.9	573.5
Tangible equity units	13	1,231.6	1,327.9
Landfill closure and post-closure obligations	9	841.5	680.3
Non-current liabilities		11,075.2	8,964.9
Total liabilities		12,597.6	10,158.2

Shareholders’ equity
Share capital		8,462.9	7,644.8
Contributed surplus		77.4	54.3
Deficit		(2,510.5)	(1,885.8)
Accumulated other comprehensive loss		(253.7)	(241.5)
Total shareholders’ equity		5,776.1	5,571.8
Total liabilities and shareholders’ equity		$18,373.7	$15,730.0

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

						Accumulated other comprehensive income (loss)
		Share				Cash flow			Total
		capital -				hedges,	Currency		shareholders’
	Notes	# of shares(1)	Share capital	Contributed surplus	Deficit	net of tax	translation	Total	equity
Balance, December 31, 2019		180,794,203	$3,524.5	$16.4	$(770.3)	$27.6	$(30.4)	$(2.7)	2,767.9
Net loss and comprehensive loss		—	—	—	(1,102.4)	(11.3)	(227.5)	(238.8)	(1,341.2)
Return of capital		—	(0.8)	—	—	—	—	—	(0.8)
Dividends issued and paid		—	—	—	(13.1)	—	—	—	(13.1)
Share capital issued upon acquisition of subsidiary		3,092,118	78.4	—	—	—	—	—	78.4
Share capital issued, net of cancelled shares		171,048,492	4,103.4	—	—	—	—	—	4,103.4
Share issuance costs		—	(60.7)	—	—	—	—	—	(60.7)
Share-based payments	18	—	—	37.9	—	—	—	—	37.9
Balance, December 31, 2020		354,934,813	$7,644.8	$54.3	$(1,885.8)	$16.3	$(257.9)	$(241.5)	$5,571.8

Balance, December 31, 2020		354,934,813	$7,644.8	$54.3	$(1,885.8)	$16.3	$(257.9)	$(241.5)	$5,571.8
Net loss and comprehensive loss		—	—	—	(606.8)	(3.1)	(9.1)	(12.2)	(619.0)
Dividends issued and paid		—	—	—	(17.9)	—	—	—	(17.9)
Share capital issued upon acquisition of subsidiary	18	876,419	36.3	—	—	—	—	—	36.3
Share capital issued, net of cancelled shares	18	8,170,680	379.9	—	—	—	—	—	379.9
Share issuance costs		—	(5.9)	—	—	—	—	—	(5.9)
Shares capital issued on exercise of share options	18	2,300,000	11.5	(11.5)	—	—	—	—	—
Share capital issued on exercise and settlement of RSUs	18	442,150	11.1	(11.1)	—	—	—	—	—
Share capital issued on TEU conversion	13	8,337,004	385.2	—	—	—	—	—	385.2
Share-based payments	18	—	—	45.7	—	—	—	—	45.7
Balance, December 31, 2021		375,061,066	$8,462.9	$77.4	$(2,510.5)	$13.2	$(267.0)	$(253.7)	$5,776.1

(1)	Number of shares have been retrospectively adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of our Initial Public Offering.

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Cash Flows

(In millions of dollars)

		Year ended December 31,
	Notes	2021	2020
Operating activities
Net loss		$(606.8)	$(1,102.4)
Adjustments for non-cash items
Depreciation of property and equipment	6	931.8	810.6
Amortization of intangible assets	7	461.2	427.0
Gain on divestiture	7	(153.3)	—
Impairment and other charges	5	—	21.4
Interest and other finance costs	11	434.1	597.6
Share-based payments	18	45.7	37.9
Loss (gain) on unrealized foreign exchange on long-term debt and TEUs		14.8	(37.3)
Loss on sale of property and equipment		1.9	4.6
Mark-to-market loss on Purchase Contracts	13	349.6	449.2
Mark-to-market loss on fuel hedges		—	1.8
Current income tax expense		23.9	1.3
Deferred tax recovery		(129.9)	(254.7)
Interest paid in cash on Amortizing Notes component of TEUs		(4.2)	(4.9)
Interest paid in cash, excluding interest paid on Amortizing Notes		(286.4)	(402.2)
Prepayment penalties for early note redemption	11	(49.3)	(35.5)
Income taxes (paid) received in cash, net		(11.0)	4.3
Investment in acquisition related net working capital items	19	(41.0)	(15.9)
Changes in non-cash working capital items, excluding investment in acquisition related net working capital items	19	(46.1)	21.1
Landfill closure and post-closure expenditures	9	(37.1)	(21.7)
		897.9	502.2
Investing activities
Proceeds on disposal of assets		259.7	16.0
Purchase of property and equipment		(647.2)	(428.3)
Business acquisitions, net of cash acquired	3	(2,299.7)	(3,941.2)
		(2,687.2)	(4,353.5)
Financing activities
Repayment of lease obligations		(74.0)	(72.7)
Issuance of long-term debt		3,816.0	4,667.9
Repayment of long-term debt		(2,010.8)	(6,200.3)
Payment of contingent purchase consideration and holdbacks	3	(23.6)	(31.1)
Issuance of share capital, net of issuance costs		372.5	4,042.7
Issuance of TEUs, net of issuance costs	13	—	1,006.9
Repayment of Amortizing Notes		(54.1)	(42.8)
Dividends issued and paid		(17.9)	(13.1)
Return of capital		—	(0.8)
Payment of financing costs		(30.6)	(41.0)
Issuance of loan from related party	22	—	29.0
Repayment of loan to related party	22	(12.8)	(6.4)
		1,964.7	3,338.3

Increase (decrease) in cash		175.4	(513.0)
Changes due to foreign exchange revaluation of cash		(12.2)	(34.6)
Cash, beginning of year		27.2	574.8
Cash, end of year		$190.4	$27.2

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.    REPORTING ENTITY

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario as a result of the amalgamation of GFL Environmental Inc. and its parent company GFL Environmental Holdings Inc. (“Holdings”). The amalgamation was accounted for as a transaction between entities under common control and the net assets are recorded at historical cost retrospectively. Upon amalgamation, GFL became the financial reporting entity. Concurrently with the amalgamation, GFL completed an initial public offering of subordinate voting shares and tangible equity units (“TEUs”) (collectively, the “IPO”). GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL” and the TEUs trade on the New York Stock Exchange under the symbol “GFLU”.

GFL is in the business of providing non-hazardous solid waste management, infrastructure and soil remediation services and liquid waste management services. These services are provided through GFL and its wholly owned subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

These audited consolidated financial statements (the “Annual Financial Statements”) include the accounts of GFL and its subsidiaries as at December 31, 2021.

The Board of Directors approved these Annual Financial Statements on February 10, 2022.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

These Annual Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period (see Note 20) and share-based payments.

Presentation and functional currency

These Annual Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Basis of consolidation

Subsidiaries are entities controlled by GFL. Control exists when GFL has power over an entity, exposure or rights to variable returns from GFL’s involvement with the entity, and the ability to use its power over the entity to affect the amount of GFL’s returns. The financial accounts and results of subsidiaries are included in these Annual Financial Statements of GFL from the date that control commences until the date that control ceases.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with GFL’s accounting policies. All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between GFL and its subsidiaries are eliminated in full on consolidation.

Reclassification of prior period presentation

As disclosed in Note 16 and Note 17, certain revenue disaggregation and segment reporting balances reported in prior periods have been reclassified for consistency with the current period presentation. These immaterial reclassifications had no effect on the reported consolidated results of operations.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

During the year ended December 31, 2021, GFL reclassified one of its business units from its Solid waste segment to Infrastructure and soil remediation segment and one of its business units from its Solid waste segment to Liquid waste segment to make the segment presentation consistent with an internal management reorganization. These changes resulted in a decrease in Solid waste revenue and an increase in both Infrastructure and soil remediation and Liquid waste revenue.

All previously reported revenue by service type and segment information has been retrospectively adjusted to conform to the updated 2021 presentation.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method with the results of operations consolidated with those of GFL from the date of acquisition. The consideration for each acquisition is measured as the aggregate of the fair values of assets given, liabilities incurred or assumed and the equity instruments issued by GFL in exchange for control of the acquired company or business. Acquisition-related costs are recognized in the consolidated statement of operations as incurred.

Where the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, it is measured at fair value at the acquisition date. Contingent consideration is remeasured at subsequent reporting dates at its fair value, and the resulting gain or losses recognized in the consolidated statement of operations. GFL records cash in escrow on the statement of financial position when it expects previously transferred consideration to be returned on account of specified conditions of the business combination not being met.

GFL’s growth strategy is to focus on generating organic growth from all of its operating segments. In addition to organic growth, GFL deploys an active acquisition strategy involving the integration of acquired businesses into each of its operating segments through integration of property and equipment, back office functions, improving route density and realignment of disposal alternatives to effect synergies and maximize profits. Goodwill arising from acquisitions is largely attributable to the assembled workforce of the acquisitions, the potential synergies with the acquiree, and intangible assets that do not qualify for separate recognition.

The determination of the fair values of acquired intangible assets and acquired landfill assets requires GFL to make significant estimates and assumptions. The significant assumptions used to value acquired intangible assets and acquired landfill assets include, among others, future expected cash flows and discount rate.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and impairment. Assets are depreciated to residual values over their estimated useful lives, with depreciation commencing when an asset is ready for use. Significant parts of property and equipment that have different depreciable lives are depreciated separately. Judgment is used in determining the appropriate level of componentization.

Depreciation is computed on a straight-line basis, unless otherwise stated, using the following useful lives:

Type of property and equipment	Depreciation term
Buildings and improvements	10 to 30 years or term of lease
Landfills	Units of production
Vehicles	10 to 20 years
Machinery and equipment	3 to 20 years
Containers	5 to 10 years
Right-of-use assets	Shorter of lease term or life of underlying asset(s)

The costs of repair and maintenance activities are recognized in the consolidated statement of operations as incurred. Distinguishing major inspections and overhaul from repairs and maintenance in determining which costs are capitalized is a matter of management judgement.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the consolidated statement of operations in the period the asset is de-recognized.

Property and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, GFL will estimate the recoverable amount of the asset and record any impairment loss in the consolidated statement of operations.

Assets under development are not depreciated until they are available for use.

Landfill assets

Landfill assets represent the cost of landfill airspace, including original acquisition cost and landfill construction and development costs, incurred during the operating life of the site. Landfill assets also include capitalized landfill closure and post-closure costs, net of accumulated amortization, and the cost of either new or landfill expansion permits.

The original cost of landfill assets, together with incurred and projected landfill construction and development costs, is amortized on a per unit basis as landfill airspace is consumed.

Landfill assets are amortized over their total available disposal capacity representing the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, representing an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

●	Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existinglandfill, and progress is being made on the project;
●	It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;
●	GFL has a legal right to use or obtain land associated with the expansion plan;
●	There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;
●	Management is committed to pursuing the expansion; and
●	Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

GFL has been successful in receiving approvals for expansions pursued; however, there can be no assurance that GFL will be successful in obtaining approvals for landfill expansions in the future.

Intangible assets

Intangible assets are stated at cost, less accumulated amortization and impairment, and consist of Certificate of Approval (“C of A”) licenses, customer lists, municipal and other commercial contracts, trade name, licenses and permits and non-compete agreements. C of A licenses provide GFL with certain waste management rights in the province or state of issuance. C of A licenses that do no expire are considered to have an indefinite life and therefore are not subject to amortization. C of A licenses that relate to a leased facility are amortized over the lease term.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Amortization is based on the estimated useful life using the following methods and rates:

Type of intangible asset		Amortization term
Indefinite life C of A		Indefinite
Customer lists and municipal contracts	Straight-line	5 to 10 years
Trade name, definite life C of A and other assets	Straight-line	1 to 15 years
Non-compete agreements	Straight-line	5 years

Intangible assets with indefinite useful lives are tested at least annually, at the cash-generating unit (“CGU”) level for impairment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis. Intangible assets with finite lives are amortized over the useful economic life on a straight-line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortization expense is included as part of cost of sales.

Goodwill

Goodwill arising on an acquisition of a business represents the excess of the purchase price over the fair value of the net identifiable assets of the acquired business. Goodwill is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to CGUs based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. GFL tests its goodwill for impairment at the operating segment level. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGUs are reduced by the excess on a pro-rata basis. GFL tests goodwill for impairment annually on December 31, or more frequently if there are indications of impairment.

The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Landfill closure and post-closure obligations

GFL recognizes the estimated liability for an asset retirement obligation (“ARO”) that results from acquisition, construction, development or normal operations in the year in which it is incurred. Costs associated with capping, closing and monitoring a landfill or portions of a landfill, after it ceases to accept waste, are initially measured at the discounted future value of the estimated cash flows over the landfill’s operating life. The operating life represents the period over which the landfill receives waste. This value is capitalized as part of the cost of the related asset and amortized over the asset’s useful life.

Estimates of future expenditures of landfill capping, closure and post-closure are reviewed at least once annually and consider, amongst other things, regulations that govern each site. The estimated liabilities are valued using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on management’s evaluation of current and future economic conditions and the expected timing of these expenditures. Estimates are discounted applying the risk-free rate, which is a rate that is essentially free of default risk. In determining the risk-free rate, consideration is given to both current and future economic conditions and the expected timing of expenditures.

Leasing arrangements

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by GFL.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	variable lease payments that are based on an index or a rate;
●	amounts expected to be payable by the lessee under residual value guarantees;
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

As the interest rate implicit in GFL’s leases is typically not readily determinable, GFL utilizes its incremental borrowing rate to discount the lease payments.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Lease obligations are subsequently measured at amortized cost using the effective interest method. GFL has elected not to recognize right-of-use assets and lease obligation for leases of low-value assets and short-term leases. Lease payments associated with these leases are expensed on a straight-line basis over the lease term.

Revenue recognition

GFL records revenue when control is transferred to the customer, generally at the time that the service is provided. Revenue is measured based on the consideration specified in a contract with a customer or consideration agreed by a customer. Revenue excludes amounts collected on behalf of third parties. GFL recognizes revenue from the following major sources:

Collection and disposal of solid waste

GFL generates revenue through fees charged for the collection of solid waste including recyclables, from its municipal, residential and commercial and industrial customers. Revenues from these contracts are influenced by a variety of factors including collection frequency, type of service, type and volume or weight of waste and type of equipment and containers furnished to the customer. In addition to handling GFL’s own collected waste volumes, its transfer stations, material recovery facilities (“MRFs”), landfills and organic waste processing facilities generate revenue from tipping fees paid to GFL by municipalities and third-party haulers and waste generators and from the sale of recycled commodities. GFL also operates MRFs, transfer stations and landfills for municipal owners under a variety of compensation arrangements, including fixed fee arrangements or on a tonnage or other basis.

Our municipal customer relationships are generally supported by contracts ranging from three to ten years. Our municipal collection contracts provide for fees based upon a per household, per tonne or ton, per lift or per service basis and often provide for annual price increases indexed to the Consumer Price Index (“CPI”), other waste related indices and market costs for fuel. We provide regularly scheduled service to a large percentage of our commercial and industrial customers under contracts with three to five year terms with automatic renewals, volume-based pricing and CPI, fuel and other adjustments. Other commercial and industrial customers are serviced on an “on- call” basis.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Certain future variable considerations of long-term customer contracts may be unknown upon entering into the contract, including the amount that will be billed in accordance with annual CPI, market costs for fuel and commodity prices. The amount to be billed is often tied to changes in an underlying base index such as a CPI or a fuel or commodity index, and revenue is recognized once the index is established for the future period. GFL does not disclose the value of unsatisfied performance obligations for these contracts as its right to consideration corresponds directly to the value provided to the customer for services completed to date and all future variable consideration is allocated to wholly unsatisfied performance obligations.

Collection and disposal of liquid waste

GFL generates revenue through fees charged for the collection, management, transportation, processing and disposal of a wide variety of industrial and commercial liquid wastes. Revenue is primarily derived from fees charged to customers on a per service, volume and/or hour basis. Revenues from these contracts are influenced by a variety of factors including timing of contract, type of service, type and volume of liquid waste and type of equipment used. Revenue in the liquid waste business is also derived from the stewardship return incentives paid by most Canadian provinces in which GFL has liquid waste operations, as well as from the sale of used motor oil, solvents and downstream products to third parties. The fees received from third parties are based primarily on the market, type and volume of material sold. Generally, fees are billed and revenue is recognized at the time control is transferred. Revenue recognized under these agreements is variable in nature based on volumes and commodity prices at the time of sale, which are unknown at contract inception.

Soil remediation and infrastructure contracts

GFL earns revenue through fees collected for the excavation and transport of clean and contaminated soils and the remediation and disposal of contaminated and remediated soils. GFL also offers complementary civil, demolition, excavation and shoring services in its infrastructure business. In the soil remediation and infrastructure business, revenue is generated on a project basis, normally encompassing all of the above services.

Revenue is recognized for these services based on the percentage of completion of the contract, measured based on the expected costs to complete the project. In cases where soil remediation services are sold outside of an infrastructure project, the fees for remediation and the related excavation operations are generated on a per tonne basis.

Unbilled revenue

Unbilled revenue occurs in certain situations, which vary by project. For example, amounts relating to contract assets are balances due from customers under construction contracts that arise when GFL receives payments from customers in relation with a series of performance related milestones. GFL will previously have recognized a contract asset for any work performed. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to the customer.

Share-based payments

Stock options issued by GFL as remuneration of its key employees, officers, and directors are settled in subordinate voting shares and are accounted for as equity-settled awards.

The fair value of options granted is measured using either the Black-Scholes option pricing model or the Monte Carlo simulation methods, which rely on estimates of the expected risk-free interest rate, expected dividend payments, expected share price volatility, the value of GFL’s shares and the expected average life of the options. GFL believes these models adequately capture the substantive features of the option awards and are appropriate to calculate their fair values.

The fair value of the options determined at the grant date is expensed over the vesting period using an accelerated method of amortization, with a corresponding increase to contributed surplus. Expense related to share-based payments is included as part of selling, general and administrative expense. Upon exercise of options, the amount recognized in contributed surplus for the awards and the cash received upon exercise are recognized as an increase in share capital.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL has a long-term incentive plan (“LTIP”) to grant long-term equity-based incentives, including options, performance stock units (“PSUs”), restricted stock units (“RSUs”), and deferred share units (“DSUs”) to eligible participants. Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares and/or cash, in accordance with the terms of the LTIP.

The fair value of the RSUs and DSUs granted are based on the closing price of the subordinate voting shares on the day prior to the grant. The fair value of the RSUs and DSUs are recognized as compensation expense over the vesting period. As at December 31, 2021, there have been no PSUs issued.

Income taxes

Income tax expense or recovery is comprised of current and deferred income taxes. It is recognized in the consolidated statement of operations, except to the extent that the expense relates to items recognized directly in equity.

A current or non-current tax liability/asset is the estimated tax payable/receivable on taxable earnings for the period, and any adjustments to taxes payable with respect to previous periods.

The liability method is used to account for deferred tax assets and liabilities, which arise from temporary differences between the carrying amount of assets and liabilities recognized in the consolidated statement of financial position and their corresponding tax basis. The carry forward of unused tax losses and credits are recognized to the extent that it is probable they can be used in the future.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent it is no longer probable that the deferred income tax asset will be recovered.

Deferred income tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the end of the reporting date.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Deferred tax income liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.

Deferred financing costs

Deferred financing costs in respect of GFL’s long-term debt are presented as a reduction of long-term debt and are recognized using the effective interest method over the term of the related financing agreement.

Financial instruments

Classification and measurement

All financial assets and liabilities are recognized initially at fair value plus or minus transaction costs, except for financial instruments at fair value through profit or loss (“FVTPL”), for which transaction costs are expensed.

Debt financial instruments are subsequently measured at FVTPL, fair value through other comprehensive income (“FVTOCI”), or amortized cost using the effective interest rate method. GFL determines the classification of its financial assets based on GFL’s business model for managing the financial assets and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL’s derivatives designated as a hedging instrument in a qualifying hedge relationship are subsequently measured at FVTOCI. Equity instruments that meet the definition of a financial asset, if any, are subsequently measured at FVTPL or elected irrevocably to be classified at FVTOCI at initial recognition. Derivatives not designated in a qualified hedge relationship are measured at FVTPL.

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL in certain circumstances or when the financial liability is designated as such. For financial liabilities that are designated as FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in GFL’s own credit risk of that liability is recognized in other comprehensive income or loss unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income or loss would create or enlarge an accounting mismatch in the consolidated statement of operations. The remaining amount of change in the fair value of the liability is recognized in the consolidated statement of operations. Changes in the fair value of a financial liability attributable to GFL’s own credit risk, if any, are recognized in other comprehensive income or loss and are not subsequently reclassified to the consolidated statement of operations; instead, they are transferred to retained earnings, upon de-recognition of the financial liability.

All of GFL’s financial assets are categorized within the amortized cost measurement category. All of GFL’s financial liabilities, with the exception of deferred foreign exchange derivatives and the Purchase Contracts (as defined below), are also categorized within the amortized cost measurement category. Deferred foreign exchange derivatives, which qualify for hedge accounting, are categorized within the FVTOCI category and the Purchase Contracts, which is a financial liability with embedded derivative features, is categorized within the FVTPL category.

Impairment

GFL uses a forward-looking Expected Credit Loss (“ECL”) model to determine impairment of financial assets. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that GFL expects to receive.

For trade receivables and holdbacks, GFL applies the simplified approach and has determined the allowance based on lifetime ECLs at each reporting date. GFL establishes a provision that is based on GFL’s historical credit loss experience, adjusted for forward-looking factors specific to the customers and the economic environment.

Hedge accounting

GFL is exposed to the risk of currency fluctuations and has entered into currency derivative contracts and is exposed to the risk of fuel price fluctuations and has entered into fuel derivative contracts to hedge a portion of this exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. GFL documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. GFL also documents its assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Basis of fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

GFL uses valuation techniques that it believes are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

which fair value is measured or disclosed are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair values of certain of GFL’s financial instruments are determined using Level 1 and Level 2 fair value measurements. GFL does not have any Level 3 fair value measurements. In addition, there have been no significant transfers between levels.

Critical accounting judgments and estimates

The preparation of the Annual Financial Statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expense for the period. Such estimates relate to unsettled transactions and events as of the date of the Annual Financial Statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are applied prospectively.

The following areas are the critical judgments and estimates that management has made in applying GFL’s accounting policies and that have the most significant effect on amounts recognized in the Annual Financial Statements:

●	Determining the fair value of acquired assets and liabilities in business combinations
●	Determining the key assumptions for impairment testing for long-lived assets
●	Forecasting future taxable income and the timing of reversal of temporary differences in connection with deferred income taxes
●	Estimating the amount and timing of the landfill closure and post-closure obligations
●	Determining the fair value of derivative financial instruments

Foreign currency translation

Functional currency

Items included in the financial statements of GFL’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

Foreign operations

GFL’s foreign operations are conducted through its subsidiaries located in the United States of America (“US subsidiaries”), whose functional currency is the United States dollar.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The assets and liabilities of these US subsidiaries are translated into the presentation currency of GFL using the exchange rate at the reporting date. Revenues and expenses are translated at the average exchange rate for the period. The resulting foreign exchange translation differences are recorded as a currency translation adjustment in other comprehensive income or loss.

Changes in Accounting Policies

The IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments were effective for annual reporting periods beginning on or after January 1, 2021. GFL has assessed the impacts of the amendments and concluded they had no material impact on the Annual Financial Statements.

Future changes in accounting policies

IAS 1 Amendment, Presentation of financial statements amendments, classification of liabilities as current or non-current

The IASB issued a narrow-scope amendment to IAS 1 - Presentation of financial statements, which clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability or events after the reporting date. The amendment also clarifies the meaning of ‘settlement’ of a liability. The amendment is effective for annual periods on or after January 1, 2023, with early adoption permitted. GFL will continue to evaluate the impact of the amendment.

IAS 37 - Amendment, Onerous contracts - cost of fulfilling a contract

The IASB issued amendments to IAS 37 - Provisions, contingent liabilities and contingent assets to specify which costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. GFL has assessed the impact of these amendments and concluded they have no material impact on these Annual Financial Statements.

IAS 8 Amendment, Definition of accounting estimates

The IASB issued amendments to IAS 8 - Accounting policies, changes in accounting estimates and errors to introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The amendments are effective for annual periods beginning on or after January 1, 2023, with earlier adoption permitted. GFL will continue to evaluate the impact of the amendments.

IAS 12 Amendment, Deferred tax related to assets and liabilities arising from a single transaction

The IASB issued amendments to IAS 12 - Income taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments are effective for annual periods beginning on or after January 1, 2023, with earlier adoption permitted. GFL is assessing the potential impact of the amendments.

IFRS 3 - Amendment, Reference to conceptual framework

The IASB issued amendments to IFRS 3 - Business combinations without changing the accounting requirements for business combinations. These amendments include: i) updating  the IFRS 3 reference from the 1989 to the 2018 Conceptual framework for

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

financial reporting, ii) requiring the application of IAS 37 - Provisions, contingent liabilities and contingent assets and IFRCI 21-Levies to identify liabilities assumed in business combinations where applicable; iii) prohibiting the recognition of contingent assets from business combinations. The amendments are applicable for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2022. Earlier application is permitted if at the same time or earlier an entity also applies the amendments made by Amendments to references to the conceptual framework in IFRS Standards, issued in March 2018. GFL has assessed the impact of the amendments and concluded they have no material impact on these Annual Financial Statements.

IFRS 9 - Annual improvements to IFRS standards 2018-2020

As part of its Annual improvements to IFRS standards 2018-2020, the IASB issued amendments to IFRS 9 - Financial instruments to clarify that the fees to be included for the purpose of performing the ’10 per cent test’ for de-recognition of financial liabilities would only be fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. The amendments are effective for annual periods beginning on or after January 1, 2022, with earlier adoption permitted. GFL has assessed the impact of the amendments and concluded they have no material impact on these Annual Financial Statements.

3.    BUSINESS COMBINATIONS

For the year ended December 31, 2021, GFL acquired 46 businesses, of which 41 were solid waste management businesses,  and each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

	Year ended December 31
	2021	2020
Net working capital, including cash acquired of $22.4 million and $28.0 million, respectively	$23.3	$(63.5)
Property and equipment	1,000.1	2,404.5
Intangible assets	716.9	696.3
Other long-term assets	0.5	0.5
Goodwill	1,011.5	1,470.6
Lease obligations	(44.6)	(23.4)
Other long-term liabilities	(14.7)	(28.3)
Assumption of landfill closure and post-closure obligations	(122.3)	(262.6)
Deferred income tax liabilities	(212.3)	(123.4)
Net assets acquired	$2,358.4	$4,070.7

Share consideration issued	$36.3	$78.4
Cash	2,322.1	3,969.2
Accrued contingent consideration	—	23.1
Consideration	$2,358.4	$4,070.7

In addition to the cash consideration noted above, during the year ended December 31, 2021, GFL paid $23.6 million in additional consideration, including $19.8 million related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition date and, as a result, there may be difference between the provisional estimates reflected above and the final acquisition accounting. During the year ended December 31, 2021, GFL finalized the purchase price allocations for certain acquisitions resulting in an increase in property and equipment of $25.2 million, an increase in other non-current assets of $3.1 million, an increase in accrued liabilities of $10.1 million, an increase in closure and post-closure obligations of $1.6 million, an increase in deferred income tax liabilities of $75.9 million and an increase in goodwill of $59.3 million.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Approximately $208.7 million of the goodwill acquired during the year ended December 31, 2021 ($346.3 million during the year ended December 31, 2020) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and net income before tax of approximately $333.0 million and $31.7 million, respectively, attributable to the 2021 acquisitions are included in these Annual Financial Statements.

Pro forma results of operations

If the 2021 acquisitions had occurred on January 1, 2021, the unaudited consolidated pro forma revenue and net loss before taxes for the year ended December 31, 2021 would have been $6,068.2 million and $697.8 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

4.    TRADE AND OTHER RECEIVABLES

The following table presents GFL’s trade and other receivables for the periods indicated:

	December 31, 2021	December 31, 2020
Trade	$865.3	$668.8
Holdbacks	85.9	80.9
Unbilled revenue	203.6	129.7
Expected credit losses	(20.1)	(12.1)
	$1,134.7	$867.3

Trade receivables disclosed above include amounts that are past due at the end of the reporting period for which GFL has not recognized an expected credit loss as there has not been a significant change in credit quality and the amounts are still considered recoverable.

5.    PREPAID EXPENSES AND OTHER ASSETS

The following table presents GFL’s prepaid expenses and other assets for the periods indicated:

	December 31, 2021	December 31, 2020
Prepaid expenses and other assets	$88.6	$76.3
Vehicle parts, supplies and inventory	82.0	$57.4
	$170.6	$133.7

For the year ended December 31, 2020, GFL took a $14.2 million impairment charge, primarily consisting of a $11.4 million write down of inventory and a $2.3 million write down to dispose of inventory. In the year ended December 31, 2020, GFL wrote off an additional $7.2 million of other assets in relation to funds expected to be received from the vendor of a business acquired in 2018. As at December 31, 2020, the entire balance was determined not to be recoverable and was expensed in the year. There were no such charges for the year ended December 31, 2021.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.    PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land,			Machinery
	buildings and			and	Assets under		Right-of-
	improvements	Landfills	Vehicles	equipment	development	Containers	use assets	Total
Cost
Balance, December 31, 2019	$613.8	$765.9	$1,061.2	$500.9	$121.5	$207.0	$161.5	$3,431.8
Additions	73.2	92.6	164.8	119.2	21.3	43.5	40.7	555.3
Acquisitions via business combinations	560.0	897.7	455.0	291.3	5.0	172.1	23.4	2,404.5
Disposals	(2.9)	—	(18.2)	(10.7)	—	(3.8)	(20.6)	(56.2)
Transfers	31.0	5.0	(0.3)	28.0	(63.5)	(0.2)	—	—
Changes in foreign exchange	(28.8)	(55.1)	(31.1)	(16.0)	(1.0)	(11.9)	(1.5)	(145.4)
Balance, December 31, 2020	1,246.3	1,706.1	1,631.4	912.7	83.3	406.7	203.5	6,190.0

Balance, December 31, 2020	1,246.3	1,706.1	1,631.4	912.7	83.3	406.7	203.5	6,190.0
Additions	56.1	197.2	286.8	167.2	24.7	79.4	179.3	990.7
Acquisitions via business combinations	226.1	382.5	180.9	85.4	6.2	74.4	44.6	1,000.1
Adjustments for prior year acquisitions	—	14.8	9.9	0.5	—	—	—	25.2
Disposals	(49.8)	(58.9)	(36.9)	(40.9)	(1.0)	(10.8)	(78.3)	(276.6)
Transfers	7.3	19.4	13.0	5.7	(45.5)	0.2	(0.3)	(0.2)
Changes in foreign exchange	(3.3)	(4.1)	(3.1)	(1.6)	1.6	(0.6)	(0.1)	(11.2)
Balance, December 31, 2021	1,482.7	2,257.0	2,082.0	1,129.0	69.3	549.3	348.7	7,918.0

Accumulated depreciation
Balance, December 31, 2019	26.8	162.2	206.6	109.6	—	55.2	21.3	581.7
Depreciation	32.6	111.9	224.7	122.6	—	49.3	37.8	578.9
Disposals	(0.2)	—	(10.2)	(2.2)	—	(3.1)	(4.1)	(19.8)
Changes in foreign exchange	(1.2)	(8.4)	(9.3)	(3.1)	—	(2.8)	(0.8)	(25.6)
Balance, December 31, 2020	58.0	265.7	411.8	226.9	—	98.6	54.2	1,115.2

Balance, December 31, 2020	58.0	265.7	411.8	226.9	—	98.6	54.2	1,115.2
Depreciation	51.7	230.4	291.5	178.2	—	69.4	55.7	876.9
Disposals	(2.8)	(22.3)	(25.2)	(16.5)	—	(5.3)	(15.8)	(87.9)
Changes in foreign exchange	0.2	1.1	0.9	0.6	—	0.3	0.1	3.2
Balance, December 31, 2021	107.1	474.9	679.0	389.2	—	163.0	94.2	1,907.4

Carrying amounts
At December 31, 2020	$1,188.3	$1,440.4	$1,219.6	$685.8	$83.3	$308.1	$149.3	$5,074.8
Balance, December 31, 2021	$1,375.6	$1,782.1	$1,403.0	$739.8	$69.3	$386.3	$254.5	$6,010.6

For the year  ended December 31, 2021, total depreciation of property and equipment was $931.8 million ($810.6 million for the year ended December 31, 2020). Depreciation of property and equipment for the year ended December 31, 2021 was comprised of $876.9 million ($578.9 million for the year ended December 31, 2020) of depreciation shown above and $54.9 million ($231.7 million for the year ended December 31, 2020) of depreciation expense due to the difference between the ARO calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations. Of the total depreciation for the year ended December 31, 2021, $901.9 million was included in cost of

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

sales ($785.1 million for the year ended December 31, 2020) and $29.9 million was included in selling, general and administrative expenses ($25.5 million for the year ended December 31, 2020).

7.    GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

			Customer lists	Trade name, definite
		Indefinite life	and municipal	life C of A and	Non-compete
	Goodwill	C of A	contracts	other licenses	agreements	Total
Cost
Balance, December 31, 2019	$5,173.8	$612.1	$2,426.1	$83.5	$187.8	$8,483.3
Acquisitions via business combinations	1,470.6	31.0	449.2	—	216.1	2,166.9
Changes in foreign exchange	(144.0)	(1.7)	(30.7)	(1.7)	(6.4)	(184.5)
Balance, December 31, 2020	6,500.4	641.4	2,844.6	81.8	397.5	10,465.7

Balance, December 31, 2020	6,500.4	641.4	2,844.6	81.8	397.5	10,465.7
Acquisitions via business combinations	1,011.5	172.0	389.6	—	155.3	1,728.4
Adjustments for prior year acquisitions	59.3	—	—	—	—	59.3
Divestitures	(56.2)	(1.4)	(10.1)	—	(2.2)	(69.9)
Changes in foreign exchange	(13.9)	(0.1)	(4.4)	(0.3)	(0.6)	(19.3)
Balance, December 31, 2021	7,501.1	811.9	3,219.7	81.5	550.0	12,164.2

Accumulated amortization
Balance, December 31, 2019	—	—	408.6	4.8	48.1	461.5
Amortization	—	—	341.6	8.9	76.5	427.0
Changes in foreign exchange	—	—	(12.2)	(0.8)	(3.6)	(16.6)
Balance, December 31, 2020	—	—	738.0	12.9	121.0	871.9

Balance, December 31, 2020	—	—	738.0	12.9	121.0	871.9
Amortization	—	—	363.4	8.1	89.7	461.2
Balance, December 31, 2021	—	—	1,101.4	21.0	210.7	1,333.1

Carrying amounts
At December 31, 2020	$6,500.4	$641.4	$2,106.6	$68.9	$276.5	$9,593.8
At December 31, 2021	$7,501.1	$811.9	$2,118.3	$60.5	$339.3	$10,831.1

All intangible asset amortization expense is included in cost of sales.

During the year ended December 31, 2021, GFL completed divestitures of certain landfill assets and hauling and ancillary operations for aggregate proceeds of $242.7 million (US$192.8 million) and realized an aggregate net gain of $153.3 million.

In assessing goodwill and indefinite life intangible assets for impairment at December 31, 2021 and 2020, GFL compared the aggregate recoverable amount of the assets included in CGUs to their respective carrying amounts.

For all CGUs, the recoverable amount was determined based on the value in use by discounting estimated future cash flows from a CGU to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. Estimated cash flow projections are based on GFL’s one-year budget and three year strategic plan. There was no impairment recorded at the CGU level as at December 31, 2021 and 2020.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The key assumptions used for both periods in determining the recoverable amount for each CGU are as follows:

●	Revenue growth rates – Growth rates ranging from 5.0% to 6.4% were used for the periods covered in the financial projections and are based on historical results and expectations for the forecasted periods.
●	Pre-tax discount rates –The pre-tax discount rate calculation is based on the specific circumstances of the CGU and range from 6.8% to 7.9% (5.6% to 7.5% for the year ended December 31, 2020).
●	Terminal growth value – The cash flows beyond the initial period are extrapolated using a growth rate of 3.0%. Rates are based on market and industry trends researched and identified by management.
●	Capital expenditures – The cash flow forecasts for capital expenditures are based on past experience and include the ongoing capital expenditures required to maintain the business.

In all CGUs, reasonably possible changes to key assumptions would not cause the recoverable amount of each CGU to fall below the carrying value.

8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following table presents GFL’s accounts payable and accrued liabilities for the periods indicated:

	December 31, 2021	December 31, 2020
Accounts payable	$565.7	$413.1
Accrued liabilities	355.7	277.0
Accrued interest	74.3	34.0
Accrued payroll and benefits	125.3	120.3
Deferred revenue	198.7	170.4
	$1,319.7	$1,014.8

9.    LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

	December 31, 2021	December 31, 2020
Balance, beginning of period	$735.6	$236.6
Acquisitions via business combinations	122.3	262.6
Adjustment related to prior year acquisitions	1.6	—
Adjustment for divestitures	(102.9)	—
Provisions	149.4	266.0
Accretion	14.4	6.9
Expenditures	(37.1)	(21.7)
Changes in foreign exchange	(2.7)	(14.8)
Balance, end of period	880.6	735.6
Less: Current portion of landfill closure and post-closure obligations	(39.1)	(55.3)
Non-current portion of landfill closure and post-closure obligations	$841.5	$680.3

The present value of GFL’s future landfill closure and post-closure obligations have been estimated by management based on GFL’s cost, in today’s dollars, to settle closure and post-closure obligations at its landfills, projected timing of these expenditures and the application of discount and inflation rates. GFL used a risk-free discount rate of 1.60% in Canada and 1.90% in the United States as at December 31, 2021 (1.21% in Canada and 1.65% in the United States as at December 31, 2020) and an inflation rate of 1.78% in Canada and 2.09% in the United States (1.60% in Canada and 1.74% in the United States as at December 31, 2020) to calculate the present value of the landfill closure and post-closure obligations. Obligations acquired through business combinations are initially valued at fair value

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

using a credit-adjusted, risk-free discount rate. Reducing the discount rate to the risk-free rate resulted in a one-time increase to the liability of $54.9 million included in the provisions line item in the table above for the year ended December 31, 2021 ($231.7 million for the year ended December 31, 2020).

The landfill closure and post-closure obligations mature as follows:

Less than 1 year	$39.1
Between 1-2 years	75.2
Between 2-5 years	117.6
Over 5 years	648.7
$880.6

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post closure obligations for landfills in certain jurisdictions. As at December 31, 2021, included in other long-term assets are funded landfill post closure obligations, representing the fair value of legally restricted assets, totaling $22.9 million ($19.3 million as at December 31, 2020).

10.    LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	December 31, 2021	December 31, 2020
Revolving credit facility	$—	$148.8
Term loan A facility	500.0	—
Term loan B facility	1,647.9	1,671.6
Notes
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(1)	633.9	636.6
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(2)	950.9	954.9
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(3)	633.9	636.6
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(4)	950.9	954.9
8.500% USD senior notes (“8.500% 2027 Notes”)	—	458.4
4.000% USD senior notes (“4.000% 2028 Notes”)(5)	950.9	636.6
4.750% USD senior notes (“4.750% 2029 Notes”)(6)	950.9	—
4.375% USD senior notes (“4.375% 2029 Notes”)(7)	697.2	—
Equipment loans and others at interest rates ranging from 3.02% to 4.37%	4.6	9.2
Subtotal	7,921.1	6,107.6
Discount	(4.6)	(5.4)
Net derivative instruments	131.9	122.3
Deferred finance costs	(69.4)	(58.4)
Total long-term debt	7,979.0	6,166.1
Less: Current portion of long-term debt	(17.2)	(4.6)
Total non-current portion of long-term debt	$7,961.8	$6,161.5

(1)	The 4.250% 2025 Secured Notes bear interest semi-annually which commenced on December 1, 2020 with the principal maturing on June 1, 2025.
(2)	The 3.750% 2025 Secured Notes bear interest semi-annually which commenced on February 1, 2021 with the principal maturing on August 1, 2025.
(3)	The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.
(4)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(5)

The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes bear interest semi-annually which commenced on February 1, 2021, and the additional notes bear interest semi-annually commencing on February 1, 2022. The total principal is maturing on August 1, 2028.

(6)	The 4.750% 2029 Notes bear interest semi-annually commencing on December 15, 2021 with principal maturing on June 15, 2029.
(7)	The 4.375% 2029 Notes bear interest semi-annually commencing on February 15, 2022 with principal maturing on August 15, 2029.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Revolving credit facility and term loan facility

On September 27, 2021, GFL amended its credit facility agreement (the “Revolving Credit Agreement”) to, among other things, (a) modify the applicable pricing grid, (b) extend the term to September 27, 2026, (c) increase the Revolving Credit Facility (defined below) by an additional $200.0 million, and (d) add a delayed draw term loan of up to $500.0 million to finance acquisitions (the “Term Loan A Facility”).

Under the Revolving Credit Agreement, GFL has access to $905.0 million of revolving credit facilities (available in Canadian and US dollars) and an aggregate of US$75.0 million of revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility and Term Loan A Facility accrue interest at a rate of LIBOR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%.

As at December 31, 2021, GFL had $nil drawn under the Revolving Credit Facility ($148.8 million as at December 31, 2020) and $500.0 million drawn under the Term Loan A Facility.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition (as defined in the Revolving Credit Agreement) and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at December 31, 2021, GFL was in compliance with these covenants and as at December 31, 2020, GFL was in compliance with the financial maintenance covenant in effect at that time. The Revolving Credit Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of shares of all subsidiaries..

GFL has a term loan B facility totaling US$1,299.8 million (the “Term Loan B Facility”), which matures on May 31, 2025 and bears interest at a rate of LIBOR (with a floor rate at 0.500%) plus 3.000% or US prime plus 2.000%. The Term Loan B Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

Notes

2021

On June 8, 2021, GFL issued the 4.750% 2029 Notes, the net proceeds of which were used to fund the redemption of the 8.500% 2027 Notes, including related fees, premiums and accrued interest, with the remaining net proceeds used to pay down the Revolving Credit Facility. A prepayment penalty on the early redemption of the 8.500% 2027 Notes of $49.3 million and write off of deferred finance costs of $3.4 million were recognized in interest and other finance costs.

GFL issued the 4.375% 2029 Notes on August 10, 2021 and the 4.000% 2028 Notes on September 24, 2021. The net proceeds from these offerings were used for general corporate purposes, including acquisitions.

2020

On March 5, 2020, GFL used a portion of the net proceeds of the IPO to fund the redemption of certain notes. A loss on extinguishment of the notes of $73.8 million and write off of deferred financing costs of $17.4 million were recognized in interest and other finance costs for the year ended December 31, 2020.

GFL issued the 4.250% 2025 Secured Notes on April 22, 2020, and the 3.750% 2025 Secured Notes on August 24, 2020. The net proceeds from these offerings were used for general corporate purposes, including acquisitions.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

On November 23, 2020, GFL issued the 4.000% 2028 Notes, the net proceeds of which were used to fund the redemption of the 7.000% 2026 Notes, including related fees, premiums and accrued interest. A prepayment penalty on the early redemption of the 7.000% 2026 Notes of $35.5 million and write off of deferred financing costs of $6.6 million were recognized in interest and other finance costs for the year ended December 31, 2020.

On December 21, 2020, GFL issued the 3.500% 2028 Secured Notes, the net proceeds of which were used to fund the redemption of US$744.3 million of the Term Loan B Facility, related fees, premiums and accrued interest.

See Note 20 for additional information on the hedging arrangements related to above mentioned notes.

Paid in Kind (“PIK”) Notes

On March 5, 2020, in connection with the pre-closing capital changes implemented as part of the IPO, certain existing shareholders of Holdings subscribed for additional non-voting shares at a fair market value price per share of US$19.00, the proceeds of which, together with a loan in an aggregate principal amount of $29.0 million from Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, Founder, Chairman, President and Chief Executive Officer of GFL, were used to redeem in full the PIK Notes in an aggregate amount of $1,049.9 million plus redemption premiums and penalties. A loss on extinguishment of $59.4 million was recognized in interest and other finance costs the year ended December 31, 2020.

Changes in long-term debt arising from financing activities

The following table presents GFL’s opening balances of long-term debt reconciled to closing balances:

	December 31, 2021	December 31, 2020
Balance, beginning of period	$6,166.1	$7,625.1
Cash flows
Issuance of long-term debt	3,816.0	4,667.9
Repayment of long-term debt	(2,010.8)	(6,200.3)
Payment of financing costs	(30.6)	(41.0)
Non-cash changes
Accrued interest and other non-cash changes	19.1	125.6
Revaluation of foreign exchange	5.8	(129.7)
Fair value movements on cash flow hedges	13.4	118.5
Balance, end of period	$7,979.0	$6,166.1

Commitments related to long-term debt

The following table presents GFL’s principal future payments on long term debt in each of the next five years as follows:

2022	$17.2
2023	16.9
2024	16.9
2025	1,589.2
2026	1,134.1
Thereafter	5,146.8
$7,921.1

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

11.   INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	December 31, 2021	December 31, 2020
Interest	$324.8	$372.4
Prepayment penalties for early note redemption	49.3	35.5
Other loss on extinguishment of debt	—	133.2
Amortization of deferred financing costs	21.7	36.1
Accretion of landfill closure and post-closure obligations	14.4	6.9
Other finance costs	23.9	13.5
Interest and other finance costs	$434.1	$597.6

12.  LEASE OBLIGATIONS

GFL leases several assets including buildings, property and equipment.

The following table presents GFL’s future minimum payments under lease obligations for the periods indicated:

	December 31, 2021	December 31, 2020
Lease obligations	$364.6	$241.0
Less: Interest	56.3	49.8
	308.3	191.2
Less: Current portion	50.9	37.5
	$257.4	$153.7

Lease obligations include $126.1 million of secured lease obligations as at December 31, 2021 ($73.1 million as at December 31, 2020).

Interest expense in connection with lease obligations was $9.3 million for the year ended December 31, 2021 ($10.9 million for the year ended December 31, 2020).

The following table presents principal and interest payments on future minimum lease payments under the lease obligations in each of the next five years as follows:

2022	$64.2
2023	55.3
2024	45.9
2025	36.1
2026	101.0
Thereafter	62.1
$364.6

13.  TANGIBLE EQUITY UNITS

On March 5, 2020, GFL completed its offering of 15,500,000 6.00% TEUs for total gross proceeds of $1,040.7 million (US$775.0 million). Each TEU, which has a stated amount of US$50.00, is comprised of a prepaid stock purchase contract (the “Purchase Contract(s)”) and a senior amortizing note (the “Amortizing Note(s)”) due March 15, 2023, both of which are freestanding instruments and separate units of account. The Amortizing Notes are classified as a financial liability held at amortized cost. The Purchase Contracts are accounted for as prepaid forward contracts to deliver a variable number of equity instruments equal to a fixed dollar amount, subject to a cap and floor. Accordingly, the Purchase Contracts meet the definition of a financial liability with embedded derivative features, which GFL has elected to measure at fair value through profit or loss. This resulted in an unrealized loss of $349.6

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

million on the market value of the Purchase Contracts for the year ended December 31, 2021 ($449.2 million for the year ended December 31, 2020).

The aggregate values assigned upon issuance of the TEUs, based on the relative fair values of the respective components of each TEU, were as follows:

	Purchase Contracts	Amortizing Notes	Total
Fair value price per TEU on issuance	$55.71	$11.43	$67.14
Gross proceeds	863.5	177.2	1,040.7
Issuance costs	(28.1)	(5.7)	(33.8)
Net proceeds on issuance	$835.4	$171.5	$1,006.9

Each Amortizing Note has an initial principal amount of US$8.5143 and bears interest at 4.000% per year. On each of March 15, June 15, September 15, and December 15, GFL will pay equal quarterly cash instalments of US$0.7500 per  Amortizing Note (except for the June 15, 2020 installment payment, which was US$0.8333 per Amortizing Note), which cash payment in the aggregate will be the equivalent of 6.000% per year with respect to each US$50.00 stated amount of the TEUs. Each instalment constitutes a payment of interest and a partial payment of principal.

Unless settled earlier, on March 15, 2023 each Purchase Contract will automatically settle for subordinate voting shares. Upon settlement of a Purchase Contract, GFL will deliver not more than 2.6316 subordinate voting shares and not less than 2.1933 subordinate voting shares, subject to adjustment, based on the Applicable Market Value of GFL’s subordinate voting shares as described below:

●	If the Applicable Market Value is greater than the threshold appreciation price, which is US$22.80, holders will receive 2.1933 subordinate voting shares per Purchase Contract;
●	If the Applicable Market Value is less than or equal to the threshold appreciation price but greater than or equal to the reference price, which is US$19.00, the holder will receive a number of subordinate voting shares per Purchase Contract equal to US$50.00, divided by the Applicable Market Value; and
●	If the Applicable Market Value is less than the reference price, the holder will receive 2.6316 subordinate voting shares per Purchase Contract.

The Applicable Market Value is defined as the arithmetic average of the volume weighted average price per share of GFL’s subordinate voting shares over the twenty consecutive trading day period immediately preceding March 15, 2023.

The following table presents GFL’s TEUs for the periods indicated:

	December 31, 2021	December 31, 2020
Amortizing Notes	$70.4	$123.4
Purchase Contracts	1,218.1	1,263.7
	1,288.5	1,387.1
Less: Current portion of Amortizing Notes	(56.9)	(59.2)
	$1,231.6	$1,327.9

The minimum number of shares to be issued are included in the calculation of basic net loss per share. The TEUs have a potentially dilutive effect on the calculation of net income per share. See note 15 for additional information regarding the calculation of net loss per share.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s principal future payments on the Amortizing Notes:

2022	$56.9
2023	14.9
$71.8

14.  INCOME TAXES

The effective income tax rates differ from the amount that would be computed by applying the combined federal and provincial statutory income tax rates to loss before income taxes.

The following table presents GFL’s income tax reconciliations for the periods indicated:

	December 31, 2021	December 31, 2020(1)
Loss before income taxes	$(712.8)	$(1,355.8)
Income tax recovery at the combined basic federal and provincial tax rate (26.5% in 2021; and 26.5% in 2020)	(188.9)	(359.3)
Decrease (increase) resulting from:
Permanent differences	72.1	120.0
Variance between combined Canadian tax rate and the tax rate applicable to U.S. earnings	(0.5)	(1.3)
De-recognition (recognition) of deferred income tax assets	4.4	(11.1)
Other	6.9	(1.7)
Income tax recovery	$(106.0)	$(253.4)

(1)

Subsequent to the original issuance of the December 31, 2020 annual consolidated financial statements, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, deferred income tax liabilities increased by $107.5 million to $573.5 million and income tax recovery decreased by $107.5 million to $253.4 million for the year ended December 31, 2020.

Deferred income taxes

Deferred income taxes represent the net tax effect of non-capital tax losses and temporary differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s deferred income tax assets and liabilities and their changes for the periods indicated:

						Recognized in
	Balance,	Acquisitions				other	Balance,
	December	via business	Foreign	Recognized	Recognized	comprehensive	December
	31, 2020	combinations	exchange	in equity	in net loss	loss	31, 2021
Deferred income tax assets
Non-capital loss carry forwards	$426.8	$0.5	$0.2	$—	$19.3	$—	$446.8
Landfill closures and post-closure obligations	179.9	(18.3)	(0.7)	—	17.2	—	178.1
Accrued liabilities	10.1	0.7	(1.1)	—	(8.5)	—	1.2
Other	106.0	18.6	(0.1)	2.1	7.6	—	134.2
	722.8	1.5	(1.7)	2.1	35.6	—	760.3
Deferred income tax liabilities
Property and equipment	671.2	130.7	(2.2)	—	(24.8)	—	774.9
Intangible assets	615.7	158.9	(1.0)	—	(61.9)	—	711.7
Cash flow hedges	9.8	—	—	—	(0.2)	(3.8)	5.8
Other	(0.4)	0.1	(0.5)	—	(7.4)	—	(8.2)
	1,296.3	289.7	(3.7)	—	(94.3)	(3.8)	1,484.2
Net deferred income tax liabilities	$573.5	$288.2	$(2.0)	$(2.1)	$(129.9)	$(3.8)	$723.9

Acquisitions via business combinations includes $75.9 million of measurement period adjustments to adjust previously reported purchase price allocations completed during prior years.

As at December 31, 2021, GFL had income tax losses of approximately $1,763.3 million ($1,754.0 million as at December 31, 2020) available to carry forward to reduce future years’ taxable income. If not utilized, these losses will begin to expire in 2025 and fully expire in 2041.

						Recognized in
	Balance,	Acquisitions				other	Balance,
	December	via business	Foreign	Recognized	Recognized	comprehensive	December
	31, 2019	combinations(1)	exchange	in equity	in net loss	loss	31, 2020
Deferred tax assets
Non-capital loss carry forwards	$216.3	$68.4	$(1.5)	$—	$143.6	$—	$426.8
Landfill closures and post-closure obligations	55.0	64.2	(0.7)	—	61.4	—	179.9
Accrued liabilities	2.5	6.1	—	—	1.5	—	10.1
Other	50.8	—	(0.4)	22.3	33.3	—	106.0
	324.6	138.7	(2.6)	22.3	239.8	—	722.8
Deferred tax liabilities
Property and equipment	383.4	212.1	(2.2)	—	77.9	—	671.2
Intangible assets	663.4	41.1	(4.2)	—	(84.6)	—	615.7
Cash flow hedges	14.9	—	—	—	—	(5.1)	9.8
Other	(3.3)	8.9	2.2	—	(8.2)	—	(0.4)
	1,058.4	262.1	(4.2)	—	(14.9)	(5.1)	1,296.3
Net deferred income tax liabilities	$733.8	$123.4	$(1.6)	$(22.3)	$(254.7)	$(5.1)	$573.5

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.  LOSS PER SHARE

The following table presents GFL’s loss per share for the periods indicated:

	December 31, 2021	December 31, 2020(1)
Net loss	$(606.8)	$(1,102.4)
Less: amounts attributable to preferred shareholders	53.6	13.7
Adjusted net loss	$(660.4)	$(1,116.1)
Weighted and diluted weighted average number of shares outstanding	361,566,007	360,383,291
Basic and diluted loss per share	$(1.83)	$(3.10)

(1)

Subsequent to the original issuance of the December 31, 2020 annual consolidated financial statements, GFL determined the mark-to-market loss on Purchase  Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, deferred income tax liabilities increased by $107.5 million to $573.5 million and income tax recovery decreased by $107.5 million to $253.4 million for the year ended December 31, 2020.

Basic and diluted loss per share includes the minimum conversion of TEUs into subordinate voting shares, which as at December 31, 2021, represented 25,658,711 subordinate voting shares (33,991,500 subordinate voting shares as at December 31, 2020). Diluted loss per share excludes the effects of time-based share options, RSUs, Preferred Shares (defined below), and any amount of subordinate voting shares arising from the conversion of TEUs in excess of the minimum conversion, as the effect would be anti-dilutive.

16.  SALES AND OPERATING REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated.

	December 31, 2021	December 31, 2020(1)
Residential	$1,243.9	$1,067.8
Commercial/industrial	1,869.7	1,350.1
Total collection	3,113.6	2,417.9
Landfill	677.4	348.4
Transfer	590.2	426.7
Material Recovery	358.8	263.3
Other	258.1	222.0
Solid waste	4,998.1	3,678.3
Infrastructure and soil remediation	529.5	538.2
Liquid waste	679.7	457.3
Intercompany revenue	(681.8)	(477.6)
Revenue	$5,525.5	$4,196.2

(1)

Includes reclassification to decrease Other revenue by $4.6 million and increase Infrastructure and soil remediation revenue by $3.1 million and Liquid waste revenue by $1.5 million. There was no change in total revenue. Refer to Note 2 for additional details.

17.  SEGMENT REPORTING

GFL’s main lines of business are the transporting, managing, and recycling of solid and liquid waste and infrastructure and soil remediation services. GFL is divided into operating segments corresponding to the following lines of business: Solid waste, which includes hauling, landfill, transfer and MRFs; Infrastructure and soil remediation; and Liquid waste. Inter-segment transfers are made at market prices.

The operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments on several factors, including gross revenue, intercompany revenue, revenue and adjusted EBITDA. GFL’s CODM is the Chief Executive Officer.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The Solid waste segment follows a national internal reporting structure, and each country is considered a separate operating segment by the CODM.

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Year ended December 31, 2021
	Gross	Intercompany		Adjusted
	Revenue	Revenue	Revenue	EBITDA
Solid waste
Canada	$1,610.5	$(199.6)	$1,410.9	$411.5
USA	3,387.6	(394.9)	2,992.7	948.6
Solid waste	4,998.1	(594.5)	4,403.6	1,360.1
Infrastructure and soil remediation	529.5	(10.0)	519.5	92.2
Liquid waste	679.7	(77.3)	602.4	147.5
Corporate	—	—	—	(136.1)
	$6,207.3	$(681.8)	$5,525.5	$1,463.7

	Year ended December 31, 2020
	Gross	Intercompany		Adjusted
	Revenue	Revenue	Revenue(1)	EBITDA(2)
Solid waste
Canada	$1,416.3	$(187.0)	$1,229.3	$338.2
USA	2,262.0	(236.2)	2,025.8	639.2
Solid waste	3,678.3	(423.2)	3,255.1	977.4
Infrastructure and soil remediation	538.2	(10.9)	527.3	91.6
Liquid waste	457.3	(43.5)	413.8	97.9
Corporate	—	—	—	(90.2)
	$4,673.8	$(477.6)	$4,196.2	$1,076.7

Refer to Note 2 for additional details on the reclassifications outlined below:

(1)	Includes reclassification of $1.5 million from Solid waste - Canada into Liquid waste.
(2)	Includes reclassification of $0.4 million from Solid waste - Canada into Liquid waste.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s reconciliation of Adjusted EBITDA to net loss for the periods indicated:

	December 31, 2021	December 31, 2020
Adjusted EBITDA	$1,463.7	$1,076.7
Less:
Depreciation and amortization	931.8	810.6
Amortization of intangible assets	461.2	427.0
Interest and other finance costs	434.1	597.6
Loss (gain) on foreign exchange	16.2	(37.3)
Loss on sale of property and equipment	1.9	4.6
Mark-to-market loss on fuel hedges	—	1.8
Mark-to-market loss on Purchase Contracts	349.6	449.2
Share-based payments	45.7	37.9
Gain on divestiture	(153.3)	—
Impairment and other charges	—	21.4
Transaction costs	64.2	60.1
IPO transaction costs	—	46.2
Acquisition, rebranding and other integration costs	25.1	11.4
Deferred purchase consideration	—	2.0
Income tax recovery	(106.0)	(253.4)
Net loss	$(606.8)	$(1,102.4)

Geographical information

Revenue from external customers and non-current assets can be analyzed according to the following geographic areas:

	Revenue		Non-current assets
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Canada	$2,350.7	$1,996.1	$6,145.4	$4,917.2
USA	3,174.8	2,200.1	10,732.6	9,784.6
	$5,525.5	$4,196.2	$16,878.0	$14,701.8

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments for impairment testing purposes is as follows:

	December 31, 2021	December 31, 2020
Solid waste
Canada	$1,934.7	$1,734.4
USA	5,328.8	4,738.0
Infrastructure and soil remediation	248.5	240.0
Liquid waste	801.0	429.4
	$8,313.0	$7,141.8

18.  SHAREHOLDER’S CAPITAL

a)	Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares and (v) 8,196,721 Series B perpetual convertible preferred shares.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Subordinate and multiple voting shares

The rights of the holders of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. The holders of outstanding subordinate voting shares are entitled to one vote per subordinate voting share and the holders of multiple voting shares are entitled to ten votes per multiple voting share. The subordinate voting shares are not convertible into any other classes of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share.

In addition, all multiple voting shares will convert automatically into subordinate voting shares at such time that is the earlier of the following: (i) Patrick Dovigi and/or his affiliates no longer beneficially own, directly or indirectly, at least 2.0% of the aggregate of the issued and outstanding subordinate voting shares and multiple voting shares; (ii) Patrick Dovigi is no longer serving as a director or in a senior management position at GFL; or (iii) the twentieth anniversary of the closing of the IPO.

The subordinate voting shares and multiple voting shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or winding up of GFL.

Preferred shares

The preferred shares are issuable at any time and from time to time in series. Each series of preferred shares shall consist of such number of preferred shares and having such rights, privileges, restrictions and conditions as determined by the Board of Directors prior to the issuance thereof.

On October 1, 2020, GFL issued 28,571,428 of Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) to funds managed by HPS Investment Partners, LLC (“HPS”), at an issuance price of US$21.00 per share for gross proceeds of US$600 million. On December 17, 2021, GFL issued 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”) to HPS, at an issuance price of US$36.60 per share for gross proceeds of US$300 million. The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”. As at December 31, 2021, (a) the Series A Preferred Shares are convertible into 25,969,285 subordinate voting shares, at a conversion price of US$25.20, representing 7.2% of the issued and outstanding subordinate voting shares and 5.4% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 6,846,539 subordinate voting shares, at a conversion price of US$43.92, representing 1.9% of the issued and outstanding subordinate voting shares and 1.4% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. From and after the fourth anniversary of the issuance of the Preferred Shares, GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Amalgamation

Effective March 5, 2020, immediately prior to the completion of the IPO, GFL amalgamated with Holdings. In connection with the amalgamation, all of the issued and outstanding shares of Holdings were exchanged for subordinate voting shares and multiple voting shares of GFL at an exchange ratio of 20.363259-for-one, other than the Class F shares of Holdings which were converted to multiple voting shares on an exchange ratio of 26.343032-for-one.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate	Multiple voting	Preferred
	voting shares	shares	shares	Total
Balance, December 31, 2020	314,300,421	12,062,964	28,571,428	354,934,813
Issued as partial consideration for acquisitions	876,419	—	—	876,419
Issued and fully paid during the year	—	—	8,196,721	8,196,721
Issued on exercise of share options	2,300,000	—	—	2,300,000
Issued on exercise and settlement of RSUs	442,150	—	—	442,150
Issued on TEU conversion	8,337,004	—	—	8,337,004
Cancelled during the year	(26,041)	—	—	(26,041)
Balance, December 31, 2021	326,229,953	12,062,964	36,768,149	375,061,066

b)	Share options, RSUs and DSUs

Holdings established a stock option plan dated May 31, 2018, as amended on November 14, 2018 (the “Legacy Stock Option Plan”). In connection with the IPO, 159,468,329 options issued and outstanding under the Legacy Stock Option Plan (before exchange ratio restatement) with an exercise price of $1.00 (both of which are on a pre-converted basis) vested in accordance with the terms of the Legacy Stock Option Plan. After giving effect to the IPO, the options were exercised on a net basis, less applicable withholding taxes, into 3,203,925 subordinate voting shares (the “Legacy Option Shares”). At completion of the IPO, there were no options outstanding under the Legacy Stock Option Plan and such plan was terminated.

Unless otherwise determined by the Board of Directors, the Legacy Option Shares will be held by a trustee in trust or in escrow on behalf of the legacy option holders. One-third of the Legacy Option Shares will vest and be released from escrow on each of the first three anniversaries of the IPO. Unless otherwise determined by the Board of Directors, if prior to the third anniversary of the IPO a legacy option holder’s employment with GFL is terminated without cause, such legacy option holder’s Legacy Option Shares held in trust at such time will continue to vest. Unless otherwise determined by the Board of Directors, if a legacy option holder’s employment is otherwise terminated prior to the third anniversary of the closing of the IPO, the legacy option holder’s Legacy Option Shares held in trust at such time will be cancelled for no consideration.

In connection with the IPO, the Board of Directors adopted the LTIP which allows GFL to grant long-term equity-based incentives, including options, PSUs and RSUs, to eligible participants. Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares and/or cash, in accordance with the terms of the LTIP. The director deferred share unit plan (the “DSU Plan”) was adopted by the Board of Directors, to provide non-employee directors the opportunity to receive a portion of their compensation in the form of DSUs. Each DSU represents a unit equivalent in value to a subordinate voting share based on the closing price of the subordinate voting shares on the day prior to the grant.

The maximum number of subordinate voting shares reserved for issuance under the LTIP, the DSU Plan, and any other security-based compensation arrangement in any one-year period is 10% of the total issued and outstanding subordinate voting shares and multiple voting shares in the capital which as at December 31, 2021, would equate to 33,829,292 subordinate voting shares in the capital of GFL.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Share options

Changes in the number of share options held by officers and employees with their average exercise price per option are summarized below:

		Weighted average
	Options	exercise price (US$)
Share options outstanding, December 31, 2020	19,643,184	$28.05
Granted	9,676,000	33.00
Exercised	(2,300,000)	19.93
Cancelled	(2,905,063)	19.93
Share options outstanding, December 31, 2021	24,114,121	$31.79
Vested share options, December 31, 2021	2,553,994	$22.22

For the year ended December 31, 2021, there were no share options expired or forfeited.

On June 29, 2021, 9,676,000 options were granted to named executive officers. The options vest on the later of June 5, 2024 or March 5, 2025 depending on the option holder, and subject to the satisfaction of certain market conditions. The options have two tranches with differing market conditions as follows: (i) 4,838,000 options vest if the trading price of a subordinate voting share achieves a volume weighted average price of US$50.00 for 20 consecutive days, and (ii) 4,838,000 options vest if the trading price of a subordinate voting share achieves a volume weighted average price of US$60.00 for 20 consecutive days. The options will expire on June 29, 2031. The total grant date fair value of the issued options is US$38.7 million. The weighted-average assumptions used in the Monte Carlo simulation to determine the total fair value of the issued options on the grant date are as follows:

Grant date share price (USD per option)	$31.98
Exercise price (USD per option)	$33.00
Expected volatility (%)	25.00%
Expected dividend yield (%)	0.14%
Expected life (years)	6.5
Risk-free interest rate (%)	1.18%

Expected volatility was calculated based upon the historical average volatility of comparable public companies. The fair value of the options is recognized as compensation expense over the vesting period.

For the year ended December 31, 2021, the total compensation expense related to share options amounted to $18.7 million ($30.5 million for the year ended December 31, 2020).

RSUs and DSUs

For the year ended December 31, 2021, 759,393 RSUs were granted to eligible participants under GFL’s LTIP.

The fair value of the RSUs granted for the year ended December 31, 2021 was based on the closing price of the subordinate voting shares on the day prior to the grant date. For the year ended December 31, 2021, the total compensation expense related to RSUs amounted to $26.2 million ($6.9 million for the year ended December 31, 2020).

For the year ended December 31, 2021, 20,206 DSUs were granted to non-employee directors for compensation under the director DSU Plan. For the year ended December 31, 2021, the total compensation expense related to DSUs amounted to $0.8 million ($0.5 million for the year ended December 31, 2020).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s summary of the RSUs and DSUs granted under the LTIP and DSU Plan for the periods indicated:

		Grant date fair value		Grant date fair value
	RSUs	(US$)	DSUs	(US$)
Outstanding, December 31, 2020	1,522,659	$19.95	18,248	$19.92
Granted	759,393	35.80	20,206	33.16
Settled	(441,730)	19.00	(5,918)	22.04
Forfeited	(103,652)	22.42	—	—
Outstanding, December 31, 2021	1,736,670	26.77	32,536	27.76
Expected to vest	1,672,642	$26.82	32,536	$27.76

For the year ended December 31, 2021, there were no RSUs or DSUs cancelled.

19.  SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital of GFL for the periods indicated:

	December 31, 2021	December 31, 2020
Effects of changes in
Accounts payable and accrued liabilities	$114.3	$83.4
Trade and other receivables, net	(138.0)	(61.8)
Prepaid expenses and other assets	(22.4)	(0.5)
Changes in non-cash working capital items, excluding investment in acquisition related net working capital items	(46.1)	21.1
Investment in acquisition related net working capital items	(41.0)	(15.9)
Total changes in non-cash working capital items	$(87.1)	$5.2

20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, including related hedging instruments, and TEUs.

Fair value measurement

The carrying value of GFL’s financial assets are equal to their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding U.S. dollar secured and unsecured notes (the “Notes”) and Amortizing Notes. The fair value hierarchy for these instruments are as follows for the periods indicated:

	December 31, 2021
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$5,764.0	$5,808.3	$—	$5,808.3	$—
Amortizing Notes	70.4	70.4	70.4	—	—

	December 31, 2020
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$4,272.6	$4,454.3	$—	$4,454.3	$—
Amortizing Notes	123.4	126.8	—	126.8	—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its notes. Certain leases, equipment loans and other, and amounts due to related parties do not bear interest or bear interest at an amount that is not stated at fair value.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Purchase Contracts and net derivative instruments, which are recorded at fair value, are classified within Level 1 and Level 2, respectively.

Financial risk management objectives

As a result of holding and issuing financial instruments, GFL is exposed to liquidity, credit and market risks. The following provides a description of these risks and how GFL manages these exposures.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. GFL’s principal financial assets that expose it to credit risk are accounts receivable.

GFL uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. GFL considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that accounts receivable that meet either of the following criteria are generally not recoverable:

●	the customer is insolvent; or
●	GFL’s relationship with the customer has been severed; and/or
●	the customer’s receivable has aged beyond a reasonable period.

GFL provides credit to its customers in the normal course of its operations. The amounts disclosed in the statement of financial position represent the maximum credit risk and are net of allowance for doubtful accounts, based on management’s estimates taking into account GFL’s prior experience and its assessment of the current economic environment.

The following is a breakdown of the trade receivables aging. It does not include holdbacks or unbilled revenue as they are made up of amounts to be received at the end of specific long term contracts.

	December 31, 2021	December 31, 2020
0-60 days	$708.6	$543.8
61-90 days	59.8	47.3
91+ days	96.9	77.7
	$865.3	$668.8

In determining the recoverability of trade and other receivables, GFL considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Liquidity risk

GFL monitors and manages its liquidity to ensure that it has access to sufficient funds to meet its liabilities when due. Management of GFL believes that future cash flows from operations and the availability of credit under existing bank arrangements is adequate to support GFL’s financial liquidity needs for its ongoing operations.

Under the Revolving Credit Agreement, GFL has access to $905.0 million of revolving credit facilities (available in Canadian and US dollars) and an aggregate of US$75.0 million of revolving credit facilities (available in US dollars).

GFL has financial liabilities with varying contractual maturity dates. With the exception of long-term debt and lease obligations, all of GFL’s significant financial liabilities mature in less than one year.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial liability will fluctuate because of changes in market interest rates. GFL enters into both fixed and floating rate debt, including equipment loans and also leases certain assets with fixed rates.

GFL’s risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to GFL. The ratio of fixed to floating rate obligations outstanding is designed to maintain flexibility in GFL’s capital structure to adjust to prevailing market conditions. GFL also manages interest rate risk through hedging instruments, as discussed further below as part of foreign currency risk.

At December 31, 2021, GFL had a ratio of fixed to floating rate obligations of approximately 72.9% fixed and 27.1% floating (as at December 31, 2020 70.2% fixed and 29.8% floating).

A 1% change in the interest rate on floating rate obligations would have resulted in a change in the interest expense for the year ended December 31, 2021 of approximately $21.5 million based on the balances outstanding as at December 31, 2021 (approximately $18.2 million for the year ended December 31, 2020).

Foreign currency risk

GFL is exposed to foreign currency risk relating to its operating and financing activities and partially mitigates such risk using certain cross-currency interest rate swaps. A $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact our annual revenue and earnings for year ended December 31, 2021, by approximately $25.3 million, and $7.5 million, respectively (for the year ended December 31, 2020, $16.4 million and $4.9 million respectively). GFL’s swapped instruments included the following:

	Notional			Fixed Foreign
	Amount	Fixed/Variable	Fixed/Variable Interest	Exchange
Underlying Items	($US)	Interest Rate Paid	Rate Received	Rate Paid	Effective Date	Expiration
Term Loan	399.4	3-Month CDOR + 3.174%	3-Month LIBOR + 2.750%	1.2976	May 31, 2018	May 30, 2025
4.250% 2025 Secured Notes	500.0	4.805%	4.250%	1.4198	April 29, 2020	June 1, 2025
5.125% 2026 Secured Notes	500.0	5.725%	5.125%	1.3245	December 16, 2019	December 15, 2026
8.500% 2027 Notes	48.0	8.399%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	300.0	8.419%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	348.0	8.500%	8.828%	1.2026	June 8, 2021	May 1, 2027
4.000% 2028 Notes	500.0	4.524%	4.000%	1.3112	November 23, 2020	August 1, 2028
4.750% 2029 Notes	350.0	5.317%	4.750%	1.2026	June 8, 2021	June 8, 2029

The effective cross-currency swaps eliminate the impact of changes in the value of the U.S. dollar between the date of issuance of the Notes and their respective maturity dates.

The cross-currency interest rate swap associated with the 8.500% 2027 Notes continued to be in place after the redemption of the notes. As a result of the redemption, GFL discontinued the use of hedge accounting. GFL entered into an offset swap to receive and pay interest semi-annually at 8.828% on US$348.0 million in order to hedge this exposure.

In addition, GFL has exposure to foreign currency risk on its Term Loan B Facility. GFL manages a portion of this exposure with cash flow from its US operations as well as through US$450.0 million in cross-currency swaps to hedge the impact of changes in the value of the U.S. dollar between the date of issuance and the Term Loan B Facility maturity date of May 31, 2025, as adjusted for the mandatory repayments required under the Term Loan B Facility. At maturity, GFL will have paid a total of $500.8 million in exchange for US$386.0 million.

These cross-currency swaps have been designated at inception and accounted for as cash flow hedges. A gain, net of tax, in the fair value of derivatives designated as cash flow hedges in the amount of $1.3 million has been recorded in other comprehensive loss for the year ended December 31, 2021 (gain, net of tax in the amount of $1.8 million for the year ended December 31, 2020).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Commodity risk

GFL entered into a series of swap contracts to partially hedge our exposure of diesel fuel purchases in Canada and certain areas in the U.S.The fair value of the agreements represented an asset of approximately $5.4 million as at December 31, 2021 which is included in our net derivative instruments ($3.7 million as at December 31, 2020). GFL recognized an expense for changes in the fair value of the fuel contracts within its consolidated statements of operations of $nil for the year ended December 31, 2021 ($1.8 million for the year ended December 31, 2020).

GFL markets a variety of recyclable materials, including cardboard, mixed paper, plastic containers, glass bottles and ferrous and aluminum metals. GFL owns and operates recycling operations and sells other collected recyclable materials to third parties for processing before resale. To reduce GFL’s exposure to commodity price risk with respect to recycled materials, it has adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. In the event of a change in recycled commodity prices, a 10% change in average recycled commodity prices from the average prices that were in effect would have had a $14.7 million and $6.7 million impact on revenues for the year ended December 31, 2021 and December 31, 2020, respectively.

Capital management

GFL defines capital that it manages as the aggregate of its shareholders’ equity and long-term debt net of cash.

GFL makes adjustments to its capital based on the funds available to GFL in order to support the ongoing operations of the business and in order to ensure that the entities in GFL will be able to continue as going concerns, while maximizing the return to stakeholders through the optimization of the debt and equity balances.

GFL manages its capital structure, and makes adjustments to it in light of changes in economic conditions. In order to maintain or modify the capital structure, GFL may arrange new debt with existing or new lenders, or obtain additional financing through other means.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of GFL, is reasonable. There were no changes in GFL’s approach to capital management during the year ended December 31, 2021, and year ended December 31, 2020.

21.  COMMITMENTS

a)	Letters of credits

As at December 31, 2021, GFL had letters of credit totaling approximately $199.5 million outstanding ($133.8 million as at December 31, 2020), which are not recognized in the Annual Financial Statements. Interest expense in connection with these letters of credit was $3.9 million for the year ended December 31, 2021 ($3.8 million for the year ended December 31, 2020).

b)	Performance bonds

As at December 31, 2021, GFL had issued performance bonds totaling $1,748.1 million ($1,697.4 million as at December 31, 2020).

22.  RELATED PARTY TRANSACTIONS

Included in due to related party is a non-interest bearing unsecured promissory note payable to Josaud Holdings Inc., an entity controlled by Patrick Dovigi. The note matures on January 1, 2023 and is payable in equal semi-annual instalments of $3.5 million. The remaining principal outstanding on the note payable was $10.5 million as at December 31, 2021 ($17.5 million as at December 31, 2020).

Also included in due to related party is an interest bearing unsecured promissory note issued on March 5, 2020 payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi. The note matures on March 5, 2025, is payable in equal semi-annual instalments of $2.9 million and bears interest at market rate. The remaining principal outstanding on the note payable was $20.3 million as at December 31, 2021 ($26.1 million as at December 31, 2020).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

On February 1, 2020, in connection with his resignation as an officer of GFL, the Company issued a director a separation payment of 73,947 subordinate voting shares issued at the IPO price of US$19.00.

From time to time, GFL has entered into leases with entities controlled by affiliates of Patrick Dovigi, as well as entities controlled by another director of GFL (the “Related Parties”). At this time, GFL leases four properties from the Related Parties. These leases are on arm’s length and commercially reasonable terms, and have been supported by rental rate comparisons prepared by third parties. None of the leased premises are material to the operations of GFL. For the year ended December 31, 2021, GFL paid $3.9 million ($2.7 million for the year ended December 31, 2020) in aggregate lease payments to the Related Parties.

Compensation of key management personnel

The remuneration of key management personnel consisted of salaries, short-term benefits and share based payments. During the year ended December 31, 2021 total salaries and short-term benefits and share based payments to key management personnel was $34.2 million ($41.8 million for the year ended December 31, 2020).

23.  EXPENSES BY NATURE

The following table presents GFL’s expenses by nature for the periods indicated:

	December 31, 2021	December 31, 2020(1)
Employee benefits	$1,678.6	$1,308.1
Transfer and disposal costs	1,235.7	1,002.0
Interest and other finance costs	434.1	597.6
Depreciation of property and equipment	931.8	810.6
Amortization of intangible assets	461.2	427.0
Other expense	559.4	402.2
Transaction costs	64.2	60.1
IPO transaction costs	—	46.2
Acquisition, rebranding and other integration costs	25.1	11.4
Maintenance and repairs	357.5	261.2
Fuel costs	230.6	147.8
Loss (gain) on foreign exchange	16.2	(37.3)
Share-based payments	45.7	37.9
Loss on sale of property and equipment	1.9	4.6
Gain on divestiture	(153.3)	—
Mark-to-market loss on Purchase Contracts	349.6	449.2
Impairment and other charges	—	21.4
Deferred purchase consideration	—	2.0
Total expenses by nature	$6,238.3	$5,552.0

(1)	Includes reclassification of $5.9 million from Other expense and $11.2 million from Fuel costs into Maintenance and repairs. There was no change in total expense by nature.